Bylaws

Foreland Refining Corporation
(a Texas corporation)

fka Petro Source Refining, Inc.

ARTICLE I
Meetings of Shareholders

SECTION 1.1 Annual Meeting. The annual meeting of the Shareholders of this Corporation shall be at its office in the City of Houston, Texas, at such time and place as may be designated in the notice of the meeting, and on any subsequent day or days to which such meeting may be adjourned, for the purposes of electing directors and of transacting such other business as may properly come before the meeting. If the day designated is a legal holiday in the State of Texas, the annual meeting shall be held on the first succeeding day which is not a legal holiday. If for any reason the annual meeting shall not be held on the day designated herein, the Board of Directors shall cause the annual meeting to be held as soon thereafter as may be convenient.

SECTION 1.2 Special Meetings. Special meetings of the Shareholders may be called at any time by the Board of Directors, the Executive Committee (if any), the President, or the holders of not less than one-half (1/2) of all of the shares of stock of the Corporation outstanding and entitled to vote at such meeting. Upon written request of any person or persons who have duly called a special meeting, it shall be the duty of the Secretary of the Corporation to fix the date of the meeting to be held not less than ten (10) nor more than sixty (60) days after the receipt of the request and to give due notice thereof. If the Secretary shall neglect or refuse to fix the date of the meeting and give notice thereof, the person or persons calling the meeting may do so.

SECTION 1.3 Place of Special Meetings. Every special meeting of the Shareholders shall be held at such place within or without the State of Texas as the Board of Directors may designate, or, in the absence of such designation, at the registered office of the Corporation in the State of Texas.

SECTION 1.4 Notice. Written notice of every meeting of the Shareholders shall be given by the Secretary of the Corporation to each Shareholder of record entitled to vote at the meeting, by placing such notice in the mail at least ten (10) days, but not more than sixty (60) days, prior to the day named for the meeting, addressed to each Shareholder at his address appearing on the books of the Corporation or supplied by him to the Corporation for the purpose of notice.

SECTION 1.5 Record Date. The Board of Directors may fix a date, not less than ten (10) nor more than sixty (60) days preceding the date of any meeting of Shareholders, as a record date for the determination of Shareholders entitled to notice of, or to vote at, any such meeting. The Board of Directors shall not close the books of the Corporation against transfer of shares during the whole or any part of such period.

SECTION 1.6 Proxies. The notice of every meeting of Shareholders may be accompanied by a form of proxy approved by the Board of Directors in favor of such person or persons as the Board of Directors may select.

SECTION 1.7 Quorum; Action. Except as otherwise provided by law or by the Articles of Incorporation of the Corporation, as from time to time amended, or by these Bylaws, the presence in person or by proxy of the holders of a majority of the outstanding shares of stock of the Corporation entitled to vote there at shall constitute a quorum at each meeting of the Shareholders, and all questions shall be decided by vote of the majority of the shares so represented in person or by proxy at the meeting and entitled to vote there at. The Shareholders present at any duly organized meeting may continue to do business until adjournment, notwithstanding the withdrawal of enough Shareholders to leave less than a quorum.

SECTION 1.8 Adjournments. Any meeting of the Shareholders may be adjourned from time to time, without notice other than by announcement at the meeting at which such adjournment is taken, and at any such adjourned meeting at which a quorum shall be present any action may be taken that could have been taken at the meeting originally called; provided that if the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Shareholder of record entitled to vote at the adjourned meeting.

SECTION 1.9 Consents. (a) Any action required by the Act, the Articles of Incorporation or these Bylaws to be taken at any annual or special meeting of the Shareholders, or any other action which may be taken at any annual or special meeting of the Shareholders, may be taken without a meeting, without prior notice or a waiver thereof and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed (i) by all of the Shareholders entitled to vote with respect to the subject matter thereof or (ii) by the holder or holders of shares having not less than the minimum number of votes that would be necessary to take such action at a meeting at which holders of all shares entitled to vote on the action were present and voted.

(b) Every written consent shall bear the date of signature of each Shareholder who signs the consent. No written consent shall be effective to take the action that is the subject of the consent unless, within 60 days after the date of the earliest dated consent delivered to the Corporation in the manner required by this Section, a consent or consents signed by the holder or holders of shares having not less than the minimum number of votes that would be necessary to take the action that is the subject of the consent are delivered to the Corporation by delivery to its registered office, its principal place of business, or an officer or agent of the Corporation having custody of the books in which proceedings of meetings of Shareholders are recorded. Delivery shall be by hand or certified or registered mail, return receipt requested. Delivery to the Corporation's principal place of business shall be addressed to the President or Chief Executive Officer.

(c) A telegram, telex, cablegram, or similar transmission by a Shareholder, or a photographic, photostatic, facsimile, or similar reproduction of a writing signed by a shareholder, shall be regarded as signed by the shareholder for purposes of this Section. All consents, and all instruments regarded as signed by a shareholder for purposes of this Section shall be placed in the minute book of the Corporation.

(d) Prompt notice of the taking of any action by the Shareholders without a meeting by less than unanimous written consent shall be given to those Shareholders who did not consent in writing to the action.

SECTION 1.10 Participation in Meetings. Shareholders may participate in a meeting of Shareholders by means of conference telephone or similar communications equipment by which all persons participating in the meeting can hear each other, and participating in such meetings shall constitute presence at such meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

ARTICLE II
Board of Directors

SECTION 2.1 Powers; Number; Election. The business, affairs and property of this Corporation shall be managed by the Board of Directors. The number of directors shall be as fixed in such manner as may be determined by the vote of not less than a majority of the directors then in office, but the number of directors so fixed shall not be less than one nor more than ten. The directors shall be elected by the Shareholders annually and shall hold office until the earlier of their removal in accordance with the provisions of these Bylaws, or their successors are duly elected and qualified. A director need not be a resident of the State of Texas or a Shareholder of the Corporation.

SECTION 2.2 Vacancies. Any vacancy in the Board of Directors, including vacancies resulting from an increase in the number of directors, shall be filled by a majority of the remaining members of the Board though less than a quorum, and the person so chosen shall be a director until his successor is elected by the Shareholders, who may make such election at the next annual meeting of the Shareholders or at any special meeting duly called for that purpose and held prior thereto, or he shall earlier be removed in accordance with the provisions of these Bylaws.

SECTION 2.3 <u>Removal.</u> Any director may be removed from such office, with or without cause, by the vote of the holders of a majority of the shares then entitled to vote at an election of directors at any regular or special meeting of Shareholders of the Corporation.

SECTION 2.4 <u>Regular Meetings.</u> Regular meetings of the Board of Directors shall be held at such place or places within or without the State of Texas, at such hour and on such day as may be fixed by resolution of the Board of Directors, without further notice of such meetings. The time or place of holding a regular meeting of the Board of Directors may be changed by the Chief Executive Officer by giving notice thereof as provided in Section 2.6 hereof.

SECTION 2.5 <u>Special Meetings.</u> Special meetings of the Board of Directors shall be held whenever called by the Chief Executive Officer, by two directors or by resolution adopted by the Board of Directors, at such place or places within or without the State of Texas as may be stated in the notice of the meeting.

SECTION 2.6 <u>Notice of Meetings.</u> Notice (which may be delivered in person by telephone, telex, telegraph or facsimile transmission) of the time and place of all special meetings of the Board of Directors, and notice of any change in the time or place of holding a regular meeting of the Board of Directors, shall be given to any director, waived by him in writing or deemed waived if he shall be present at such meeting. Any such notice shall be given at least 24 hours prior to the meeting, unless the Chief Executive Officer or a majority of the Directors then in office shall determine that shorter notice shall be given.

SECTION 2.7 <u>Quorum; Action at Meetings.</u> A majority of the directors in office shall constitute a quorum of the Board of Directors for the transaction of business; but a lesser number may adjourn from day to day until a quorum is present. Except as otherwise provided by law or in these Bylaws, all questions shall be decided by the vote of a majority of the directors present. Directors may participate in any meeting of the directors, and members of any committee may participate in any meeting of such committee, by means of conference telephone or similar communications equipment by means of which all persons participating in such meeting can hear each other, and such participation shall constitute presence in person at any such meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

SECTION 2.8 <u>Consents.</u> Any action which may be taken at a meeting of the directors or members of any committee may be taken without a meeting, without prior notice or a waiver thereof and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by all of the directors or members of such committee, as the case may be, and such consent shall have the same force and effect as the unanimous vote of the Directors. Any such signed consent, or a signed copy thereof, shall be filed with the Secretary of the Corporation.

ARTICLE III
Committees of Directors

SECTION 3.1 <u>Designation, Powers and Name.</u> The Board of Directors may, by resolution passed by a majority of the whole Board, designate one or more committee, including, if they shall so determine, an Executive Committee, each such committee to consist of two or more of the Directors of the Corporation. Any such committee shall have and may exercise such of the powers of the Board of Directors in the management of the business and affairs of the Corporation as may be provided in such resolution. Such committee may authorize the seal of the Corporation to be affixed to all papers which may require it. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee. In the absence or disqualification of any member of such committee or committees, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Such committee or committees shall have such name or names and such limitations of authority as may be set forth in the Act or determined from time to time by resolution adopted by the Board of Directors.

SECTION 3.2 <u>Minutes.</u> Each committee of Directors shall keep regular minutes of its proceedings and report the same to the Board of Directors when required.

ARTICLE IV
Officers

SECTION 4.1 Officers. The officers of the Corporation shall be a Chairman of the Board and Vice Chairman of the Board (if such offices are created by the Board), a President, one or more Vice Presidents (if such offices are created by the Board), any one or more of which may be designated Executive Vice President or Senior Vice President, a Secretary and a Treasurer. The Board of Directors may by resolution create the offices of Chairman or Vice Chairman of the Board and define the duties of such offices. The Board of Directors may appoint such other officers and agents, including Assistant Vice President, Assistant Secretaries and Assistant Treasurers, as it shall deem necessary, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined by the Board. Any two or more offices may be held by the same person. No officer shall execute, acknowledge, verify, or countersign any instrument on behalf of the Corporation in more than one capacity, if such instrument is required by law, by these Bylaws or by any act of the Corporation to be executed, acknowledged, verified or countersigned by two or more officers. The Chairman and Vice Chairman of the Board, if any, shall be elected from among the Directors. With the foregoing exceptions, none of the other officers need be a Director, and none of the officers need be a Shareholder of the Corporation.

SECTION 4.2 Election and Term of Office. The officers of the Corporation shall be elected annually by the Board of Directors at its first regular meeting held after the annual meeting of Shareholders or as soon thereafter as conveniently possible. Each officer shall hold office until his successor shall have been chosen and shall have qualified or until his death or the effective date of his resignation or removal, or until he shall cease to be a Director, in the case of any Chairman or Vice Chairman.

SECTION 4.3 Removal and Resignation. Any officer or agent elected or appointed by the Board of Directors may be removed without cause by the affirmative vote of a majority of the Board of Directors whenever, in its judgment, the best interests of the Corporation shall be served thereby, but such removal shall be without prejudice to the contractual rights, if any, of the person so removed. Any officer may resign at any time by giving written notice to the Corporation. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein, and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

SECTION 4.4 Vacancies. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise, may be filled by the Board of Directors for the unexpired portion of the term.

SECTION 4.5 Salaries. The salaries of all officers of the corporation shall be fixed by the Board of Directors or pursuant to its direction; and no officer shall be prevented from receiving such salary by reason of his also being a Director.

SECTION 4.6 Chairman of the Board. The Chairman of the Board (if such office is created by the Board) shall preside at all meetings of the Board of Directors and of the Shareholders of the Corporation. In the Chairman's absence, such duties shall be performed by the Vice Chairman of the Board (if such office is created by the Board) or by the President.

SECTION 4.7 President. Unless otherwise determined by the Board of Directors, the President shall be the Chief Executive Officer of the Corporation and, subject to the control of the Board of Directors shall have general supervision and control over the business and affairs of the Corporation. In the absence of the Chairman of the Board or the Vice Chairman of the Board (if such offices are created by the Board), the President shall preside at all meetings of the Board of Directors and the Shareholders. He may also preside at any such meeting attended by the Chairman or Vice Chairman of the Board if he is so designated by the Chairman, or in the Chairman's absence by the Vice Chairman. The President shall keep the Board of Directors and the Executive Committee (if any) fully informed and shall consult them concerning the business of the Corporation. He may sign with the Secretary or any other officer of the Corporation thereunto authorized by the Board of Directors, certificates for shares of the Corporation and any deeds, bonds, mortgages, contracts, checks, notes, drafts or other instruments which the Board of Directors has authorized to be executed, except in cases where the signing and execution thereof has been expressly delegated by these Bylaws or by the Board of Directors to some other officer or agent of the Corporation, or shall be required by law to be otherwise executed. He shall vote, or give a proxy to any other officer of the Corporation to vote, all shares of stock of any other corporation, standing in the name of the Corporation. Subject to the limitations set forth in these Bylaws or in any resolution adopted by the Board of Directors, the President shall (i) perform all other duties normally incident to the office of the President and such other duties as may be prescribed by the Shareholders, the Board of Directors or the Executive Committee (if any) from time to time, and (ii) have the power to delegate any of his duties to any other officer or agent of the Corporation, which delegation shall include power of subdelegation unless otherwise determined by the President.

SECTION 4.8 Vice Presidents. The following provisions are applicable if the Board of Directors has created the office of Vice President. In the absence of the President, or in the event of his inability or refusal to act, the Executive Vice President (or in the event there shall be no Vice President designated Executive Vice President, any Senior Vice President or Vice President designated by the Board) shall perform the duties and exercise the powers of the President. Any Vice President may sign, with the Secretary or Assistant Secretary, certificates for shares of the Corporation. The Vice Presidents shall perform such other duties as from time to time may be assigned to them by the Board of Directors or the Executive Committee (if any) or as may be delegated to them by the President.

SECTION 4.9 Secretary. The Secretary shall (a) keep the minutes of the meetings of the Shareholders, the Board of Directors and committees of Directors; (b) see that all notices are duly given in accordance with the provisions of these Bylaws and as required by law; (c) be custodian of the corporate records and of the seal of the Corporation, and see that the seal of the Corporation or a facsimile thereof is affixed to all certificates for shares prior to the issue thereof and to all documents, the execution of which on behalf of the corporation under its seal is duly authorized in accordance with the provisions of these Bylaws; (d) keep or cause to be kept a register of the post office address of each shareholder which shall be furnished by such Shareholders; (e) sign with the President, or an Executive or Senior Vice President or Vice President, certificates for shares of the Corporation, the issue of which shall have been authorized by resolution of the Board of Directors; (f) have general charge of the stock transfer books of the Corporation, and (g) in general, perform all duties normally incident to the office of Secretary and such other duties as from time to time may be assigned to him by the Board of Directors or the Executive Committee (if any) or delegated to him by the President.

SECTION 4.10 Treasurer. If required by the Board of Directors, the Treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the Board of Directors shall determine. He shall (a) have charge and custody of and be responsible for all funds and securities of the Corporation; receive and give receipts for moneys due and payable to the Corporation from any source whatsoever and deposit all such moneys in the name of the Corporation in such banks, trust companies or other depositories as shall be selected by or in accordance with the directions of the Board of Directors; (b) prepare, or cause to be prepared, for submission at each regular meeting of the Board of Directors, at each annual meeting of the Shareholders, and at such other times as may be required by the Board of Directors, the President or the Executive Committee (if any), a statement of financial condition of the Corporation, and such other financial statements, in such detail as may be required; and (c) in general, perform all the duties incident to the office of the Treasurer and such other duties as from time to time may be assigned to him by the Board of Directors or the Executive Committee (if any) or delegated to him by the President.

SECTION 4.11 Assistant Secretary or Treasurer. The Assistant Secretaries and Assistant Treasurers shall, in general perform such duties as shall be assigned to them by the Secretary or the Treasurer, respectively, or by the President, the Board of Directors or the Executive Committee (if any). The Assistant Secretaries and Assistant

Treasures shall, in the absence of the Secretary or Treasurer, respectively, perform all functions and duties which such absent officers may delegate, but such delegation shall not relieve the absent office from the responsibilities and liabilities of his office. The Assistant Secretaries may sign, with the President or a Vice President, certificates for shares of the Corporation, the issue of which shall have been authorized by a resolution of the Board of Directors. The Assistant Treasurers shall respectively, if required by the Board of Directors, give bonds for the faithful discharge of their duties in such sums and with such sureties as the Board of Directors shall determine.

ARTICLE V
Issuance and Transfer of Stock

SECTION 5.1 Issuance. Shares for the capital stock of the Corporation may be certificated or uncertificated. Owners of shares of the capital stock of the Corporation shall be recorded in the share transfer records of the
Corporation and ownership of such shares shall be evidenced by a certificate or book entry notation in the share transfer records of the Corporation. Any certificates representing such shares shall be in such form as may be determined by the Board of Directors, shall be issued in numerical order and shall be entered in the books of the Corporation as they are issued. They shall exhibit the holder's name and number of shares and shall be signed by the President or a Vice President and by the Secretary or an Assistant Secretary. If any certificate is countersigned (1) by a transfer agent other than the corporation or any employee of the corporation, or (2) by a registrar other than the corporation or any employee of the corporation, any other signature on the certificate may be a facsimile. If the corporation shall be authorized to issue more than one class of stock or more than one series of any class, the designations, preferences, limitations and relative, participating, optional or other special rights of each class of stock or series thereof shall be set forth in full on the face or back of the certificate which the Corporation shall issue to represent such class of stock; provided that, except as otherwise provided by statute, in lieu of the foregoing requirements there may be set forth conspicuously on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock, a statement that (i) the designations, preferences limitations and relative, participating optional or other special rights of each class of stock or series thereof is set forth in the Articles of Incorporation on file in the office of the Secretary of State of Texas and (ii) the Corporation will furnish to each shareholder who so requests the designations, preferences, limitation, and relative, participating, optional or other special rights of each class of stock or series thereof. Certificates shall not be issued representing fractional shares of stock.

SECTION 5.2 Lost Certificates. The Board of Directors may direct a new certificate or certificate to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his legal representatives, to advertise the same in such manner as it shall require or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate or certificates alleged to have been lost, stolen or destroyed, or both. The Board of Directors may delegate the authority and discretion set forth in this Section to the President, Secretary or such other officer or agent as the Board may determine.

SECTION 5.3 Transfers. Subject to the provisions of Chapter 8 of the Texas Business and Commerce Code, upon surrender to the corporation or the transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer and compliance with any other transfer restrictions agreed upon by the Corporation and its shareholders, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, cancel the older certificate and record the transaction upon its books. Transfers of shares shall be made only on the books of the Corporation by the registered holder thereof, or by his attorney thereunto authorized by power of attorney and filed with the Secretary of the Corporation or the Transfer Agent. Uncertificated shares shall be transferred in the share transfer records of the Corporation upon the written instruction originated by the appropriate person to transfer the shares.

SECTION 5.4 <u>Registered Shareholders.</u> The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Texas.

ARTICLE VI
Indemnification and Insurance

SECTION 6.1 <u>Indemnification.</u>. (a) Directors and officers of the Corporation shall be indemnified to the fullest extent now or hereafter permitted by law, subject to any determination or approval of indemnification or advance in such a case by the Board of Directors, or in such other manner, as and if then required by law, for any costs, liabilities, or expenses (including, without limitation, costs of investigation, court costs and attorneys' fees) incurred in connection with any proceeding arising out of their services to the Corporation or for any services provided to any organization at the request of the Corporation. Persons who are not directors or officers of the Corporation may be indemnified or have advanced their expenses, incurred in connection with any proceeding arising out of their services to the Corporation, to the fullest extent now or hereafter permitted by law, with the approval of the Board of Directors or as approved in such other manner as may then be required by law. The Corporation may, subject to applicable law, purchase and carry insurance for the indemnification of directors and officers of the Corporation and corporate personnel.

(b) The indemnification provided for in this Article is not exclusive of any other rights to which persons covered by this Article may be entitled under any bylaw, agreement, or vote of shareholders or disinterested directors. The right to indemnification provided under this Article shall inure to the benefit of the heirs, executors or administrators of any person covered by this Article.

SECTION 6.2 <u>Insurance.</u> The Corporation shall have the power to purchase and maintain insurance or another arrangement on behalf of any person who is or was a director, officer, employee or agent of the Corporation or who is or was serving at the request of the Corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, other enterprise, or employee benefit plan, against any liability asserted against him and incurred by him in such a capacity or arising out of his status as such a person, whether or not the Corporation would have the power to indemnify him against that liability under this Article or Art. 2.02-1 of the Texas Business Corporation Act, as it may be amended, codified, revised or replaced. If the insurance or other arrangement is with a person or entity that is not regularly engaged in the business of providing insurance coverage, the insurance or arrangement may provide for payment of a liability with respect to which the Corporation would not have the power to indemnify the person only if including coverage for the additional liability has been approved by the shareholders of the Corporation. Without limiting the power of the Corporation to procure or maintain any kind of insurance or other arrangement, the Corporation may, for the benefit of persons indemnified by the Corporation, (1) create a trust fund; (2) establish any form of self-insurance; (3) secure its indemnity obligations by grant of a security interest or other lien on the assets of the corporation; or (4) establish a letter of credit, guaranty, or surety arrangement. The insurance or other arrangement may be procured, maintained, or established within the Corporation or with any insurer or other person deemed appropriate by the Board of Directors regardless of whether all or part of the stock or other securities of the insurer or other person are owned in whole or part by the Corporation. In the absence of fraud, the judgment of the Board of Directors as to the terms and conditions of the insurance or other arrangement and the identity of the insurer or other person participating in an arrangement shall be conclusive and the insurance or arrangement shall not be voidable and shall not subject the Directors approving the insurance or arrangement to liability, on any ground, regardless of whether Directors participating in the approval are beneficiaries of the insurance or arrangement.

SECTION 6.3 <u>Claims.</u> If a claim for indemnification or payment of expenses under this Article is not paid in full within ninety (90) days after a written claim therefor has been received by the Corporation, the claimant may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action, the Corporation shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law or these Bylaws.

SECTION 6.4 Invalidity. If any provision of this Article or the application of this Article to any person or circumstance shall be found to be invalid or unenforceable, the remainder of this Article or the application of this Article to any person or circumstance which is not invalid or unenforceable shall not be affected and each provision of this Article shall be valid and enforced to the full extent permitted by law.


ARTICLE VII
Amendments


These Bylaws may be altered, amended, added to or repealed, or new Bylaws adopted, by the Board of Directors, acting by a majority vote of the members of the Board of Directors in office; provided, however, that the Shareholders at any time may repeal the power of the Board of Directors in whole or in part to alter, amend, add to or repeal the Bylaws, or adopt new Bylaws, in which event only the Shareholders may thereafter exercise such power as to the whole or such part of the Bylaws, unless and until the Shareholders shall subsequently revest the Board of Directors with such power.


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SECRETARY'S CERTIFICATE


As Secretary of the Corporation, I certify that the foregoing Bylaws are a true and correct copy of the Bylaws that were adopted as of the _31_ day of _May_ , 19_98_ by the Board of Directors at the Organizational Meeting of the Board of Directors or by written consent in lieu thereof.

[signature]
Secretary

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